FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:  Name and Address of Company

LUNDIN MINING CORPORATION (the "Company" or "Lundin Mining")
2101 - 885 West Georgia Street
Vancouver, B.C. V6C 3E8
Telephone: (604) 689-7842

Item 2:  Date of Material Change

March 9, 2005

Item 3:  News Release

The news release was disseminated on March 9, 2005 through the facilities of the Canadian Corporate News and subsequently filed on SEDAR.

Item 4:  Summary of Material Change

On January 21, 2005 Lundin Mining made a public offer for all outstanding shares in North Atlantic Natural Resources AB ("NAN"). The NAN shareholders were offered either one newly issued share in Lundin Mining for each 5.3 shares in NAN or SEK 10.75 per share in NAN (together referred to as the "Offer"). The acceptance period expired at 17.00 (CET) on Friday March 4, 2005.

Item 5:  Full Description of Material Change

On January 21, 2005 Lundin Mining Corporation ("Lundin Mining") made a public offer for all outstanding shares in North Atlantic Natural Resources AB ("NAN"). The NAN shareholders were offered either one newly issued share in Lundin Mining for each 5.3 shares in NAN (the "Share alternative") or SEK 10.75 per share in NAN (the "Cash alternative") (together referred to as the "Offer"). The acceptance period expired at 17.00 (CET) on Friday March 4, 2005.

Shareholders representing 6,993,616 shares, corresponding to 22.4 percent of the total number of shares and votes of NAN, have accepted the Offer. 6,960,997 shares were submitted under the Share alternative and 32,919 shares were submitted under the Cash alternative. Combined with the 23,117,000 shares held by Lundin Mining prior to the Offer, Lundin Mining now holds 30,110,616 shares in NAN, corresponding to 96.4 percent of the total number of shares and votes.

Lundin Mining declares the Offer unconditional and accounting of settlement for those having accepted during ordinary acceptance period is estimated to commence around Monday, March 14, 2005.

In order to provide an opportunity for the remaining shareholders in NAN to accept the Offer, the acceptance period is extended until 17.00 (CET) on Friday, March 18, 2005. Lundin Mining has initiated compulsory purchase of the remaining shares in NAN.

Item 6:  Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7:  Omitted Information

Not applicable.

Item 8:  Executive Officer

Edward F. Posey
President
Tel: (604) 689-7842

Dated at Vancouver, British Columbia, this 29th day of March, 2005.

LUNDIN MINING CORPORATION

By:	"Jean R. Florendo" (signed)
Jean R. Florendo, Corporate Secretary